UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 6)*

CHINA BIOLOGIC PRODUCTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

16938C106

(CUSIP Number)

18th Floor, Jialong International Building
19 Chaoyang Park Road, Chaoyang District, Beijing 100125
People’s Republic of China
(86) 10-6598-3111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 16938C106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Siu Ling Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3 of this Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF	7	SOLE VOTING POWER 3,012,624[1]
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,012,624
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,012,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.06%[2]
14	TYPE OF REPORTING PERSON IN

____________________________

1 Includes (i) ten year non-qualified stock options to purchase 50,000 shares of the Issuer’s common stock at $4.00 per share, granted to the Reporting Person under the Issuer’s 2008 Equity Incentive Plan, and (ii) ten year non-qualified stock options to purchase 100,000 shares of the Issuer’s common stock at $4.00 per share, granted to the Reporting Person’s spouse under the Issuer’s 2008 Equity Incentive Plan.

2 All percentage calculations set forth herein are based on 23,073,407 shares of Common Stock outstanding as the result of (i) the 25,573,407 shares outstanding as of November 5, 2013, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2013, minus (ii) the 2,500,000 shares repurchased by the Issuer on February 27, 2014.

CUSIP No. 16938C106	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of China Biologic Products, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Amendment No. 6 to Schedule 13D is being filed by Siu Ling Chan (the “Reporting Person”).

(b) The residential address of the Reporting Person is 14B Yue Liang Building, Hualing Road, Fuzhou, People’s Republic of China.

(c) The Reporting Person is a principal shareholder of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement (the “Share Exchange Agreement”) by and among the Issuer, Logic Express Limited (“Logic Express”) and its stockholders. Upon the closing of the Share Exchange Agreement on July 18, 2006, Logic Express became a wholly-owned subsidiary of the Issuer and the former stockholders of Logic Express, including the Reporting Person, owned approximately 96.1% of the Issuer immediately prior to the private placement described below. The Reporting Person received 7,902,624 shares of the Issuer’s Common Stock.

On July 18, 2006, the Issuer also completed a private placement transaction with a group of accredited investors. Pursuant to that certain securities purchase agreement, as amended (the “Securities Purchase Agreement” and together with the Share Exchange Agreement, the “Agreements”), the Issuer sold 2,200,000 shares of its Common Stock and five-year warrants to purchase 1,070,000 shares of the Issuer’s Common Stock at an exercise price of $2.8425 per share, and at a purchase price of $1.895 per unit. In addition, the Reporting Person sold an aggregate of 1,040,000 shares of the Issuer’s Common Stock at a price of $1.895 per share to the same investors. Following the consummation of the transactions contemplated in the Securities Purchase Agreement, the Reporting Person owned 6,862,624 shares of the Issuer’s Common Stock.

CUSIP No. 16938C106	SCHEDULE 13D	Page 4 of 8 Pages

On May 30, 2010, the Reporting Person and another stockholder of the Issuer, Lin Ling Li, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, “Warburg Pincus”), whereby, subject to the satisfaction of certain closing conditions, the Reporting Person agreed to sell an aggregate of 1,500,000 shares of the Issuer’s Common Stock at a price of $13.00 per share to Warburg Pincus. Immediately upon the closing of the transactions contemplated in the Stock Purchase Agreement on December 10, 2010, the Reporting Person beneficially owned 5,512,624 shares of the Issuer’s Common Stock. In addition, pursuant to the Stock Purchase Agreement, upon the request of Warburg Pincus, as long as the Reporting Person continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Issuer, the Reporting Person is obligated to use her best efforts to cause an individual nominated by Warburg Pincus to promptly become elected or appointed as a director of the Issuer, so far as such individual is not prohibited by any applicable law or stock exchange rules to be a public company director. The Reporting Person has used her best efforts to obtain, and the Issuer has executed and delivered, a registration rights agreement with respect to the shares sold by the Reporting Person to Warburg Pincus, a copy of which is attached hereto as Exhibit 6, which was required pursuant to the Stock Purchase Agreement.

The 5,512,624 shares of Common Stock beneficially owned by the Reporting Person and reported herein also include (i) ten year non-qualified stock options to purchase 50,000 shares of the Issuer’s Common Stock at $4.00 per share, granted to the Reporting Person under the Issuer’s 2008 Equity Incentive Plan (the “Plan”), pursuant to a stock option agreement, dated May 9, 2008, which vested immediately on the grant date, and (ii) ten year non-qualified stock options to purchase 100,000 shares of the Issuer’s Common Stock at $4.00 per share, granted to the Reporting Person’s spouse, who was the CEO of a primary operating subsidiary of the Issuer, under the Plan, pursuant to a stock option agreement, dated May 9, 2008, which vested immediately on the grant date.

On May 21, 2013, the Reporting Person and her spouse, Tung Lam, entered into a stock purchase agreement (the “2013 Stock Purchase Agreement”) with Shanghai RAAS Blood Products Co., Ltd. (“RAAS”), whereby, subject to the satisfaction of certain closing conditions, the Reporting Person generally agreed, among other things, to sell an aggregate of 2,657,660 shares of the Issuer’s Common Stock at a price of $20 per share to RAAS. However, on June 7, 2013, the Reporting Person, her spouse and RAAS entered into a Termination of Stock Purchase Agreement (the “Termination”), pursuant to which the 2013 Stock Purchase Agreement was mutually terminated by the parties thereto, and became of no force and effect, effective as of the date of the execution of the 2013 Stock Purchase Agreement. The summary of the Termination herein is qualified in its entirety by reference to the Termination, a copy of which is attached as Exhibit 8.

On January 27, 2014, the Reporting Person and her spouse, Tung Lam, entered into a repurchase agreement with the Issuer (the “Repurchase Agreement”), providing for the sale of 2,500,000 of the Reporting Person’s 5,362,624 shares of Common Stock to the Issuer in exchange for cash payment (the “Sale”). Following the repurchase, the Reporting Person will have 2,862,624 shares of Common Stock remaining (the “Remaining Shares”). Pursuant to the Repurchase Agreement, at the effective time of the Sale, the Issuer has agreed to repurchase all 2,500,000 shares of Common Stock held by the Reporting Person for an aggregate purchase price of US$70,000,000. The summary of the Sale herein is qualified in its entirety by reference to the Repurchase Agreement, a copy of which is attached as Exhibit 9.

Along with the execution of the Repurchase Agreement, the Reporting Person and her spouse entered into a settlement agreement (the “Settlement Agreement”) with the plaintiffs (the “Plaintiffs”) and their agents in connection with a pending lawsuit in the High Court of the Hong Kong Special Administrative Region, Court of First Instance against the Reporting Person and her spouse with respect to the ownership dispute regarding 5,362,624 shares of the Common Stock owned by the Reporting Person (Action No. 1424 of 2012, the “HK Lawsuit”). Pursuant to the Repurchase Agreement, a portion of the aggregate purchase price will delivered to the Plaintiffs and their agents in satisfaction of the Settlement Agreement and the complete settlement of the HK Lawsuit, which will settle the ownership dispute regarding all the shares of Common Stock owned by the Reporting Person. Additionally, the Settlement Agreement provides for an application for the revocation of the injunction issued by the court in the HK Lawsuit on the transfer of shares of Common Stock owned by the Reporting Person. The closing of the transaction contemplated in the Repurchase Agreement is conditioned upon the effectiveness of the Settlement Agreement and the revocation of the injunction, among other conditions.

CUSIP No. 16938C106	SCHEDULE 13D	Page 5 of 8 Pages

On February 27, 2014, the Reporting Person completed the transactions contemplated by the Repurchase Agreement, including the sale of 2,500,000 of the Reporting Person’s shares of Common Stock to the Issuer, resulting in the Reporting Person owning 2,862,624 shares of the Issuer’s Common Stock, not including any stock options.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the Common Stock pursuant to the Agreements and the Plan as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors which were more fully described in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007. As described in Item 3 above, the Reporting Person entered into the Stock Purchase Agreement with Warburg Pincus on May 30, 2010 and, upon the closing of the transactions contemplated in the Stock Purchase Agreement on December 10, 2010, the Reporting Person became obligated to use her best efforts to cause an individual nominated by Warburg Pincus to be elected or appointed as a director of the Issuer, so far as such individual is not prohibited by any applicable law or stock exchange rules to be a public company director. The Reporting Person has used her best efforts to obtain, and the Issuer has executed and delivered, a registration rights agreement with respect to the shares sold by the Reporting Person to Warburg Pincus, a copy of which is attached hereto as Exhibit 6, which was required pursuant to the Stock Purchase Agreement. As described in Item 3 above, the Reporting Person entered into the 2013 Stock Purchase Agreement with RAAS on May 21, 2013, but that agreement was mutually terminated by the parties thereto, effective as of the date of the execution of the 2013 Stock Purchase Agreement, pursuant to the Termination. In addition, as described in Item 3 above, the Reporting Person entered into the Repurchase Agreement with the Issuer and the Settlement Agreement with the Plaintiffs and their agents in the HK Lawsuit.

Except as set forth in this Schedule 13D/A and the registration statement on Form SB-2 referred to above, the Reporting Person has not made any proposals, and has not entered into any agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D/A, the Reporting Person beneficially owns 3,012,624 shares of Common Stock, which represents approximately 13.06% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person does not own any other securities of the Issuer.

(b) The Reporting Person has the sole power to vote, or direct the vote, and dispose of, or direct the disposition of, 3,012,624 shares of Common Stock, which represents approximately 13.06% of the outstanding shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transactions in the Issuer’s securities within the past sixty (60) days. As described in Item 3 above, the Reporting Person entered into the Repurchase Agreement with the Issuer as well as the Settlement Agreement with the Plaintiffs and their agents in the HK Lawsuit.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D/A and in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. As disclosed in Item 3 above, on February 27, 2014, pursuant to the Repurchase Agreement, the Reporting Person sold 2,500,000 of the Reporting Person’s shares of Common Stock to the Issuer in exchange for a cash payment of $70,000,000. The summary of the Sale herein is qualified in its entirety by reference to the Repurchase Agreement, a copy of which is attached as Exhibit 9. The Reporting Person and her spouse also entered into the Settlement Agreement with the Plaintiffs and their agents in the HK Lawsuit, providing for the settlement of the HK Lawsuit and an application for the revocation of the injunction on the transfer of shares of Common Stock by the Reporting Person. The injunction in the HK Lawsuit was lifted on February 6, 2014, prior to the completion of the repurchase transaction.

CUSIP No. 16938C106	SCHEDULE 13D	Page 6 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2	Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer’s 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008

Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008

Exhibit 5	Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6	Registration Rights Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 7	Stock Purchase Agreement among the Reporting Person, Tung Lam and Shanghai RAAS Blood Products, Co., Ltd., dated as of May 21, 2013, incorporated by reference to Exhibit 7 of the Schedule 13D/A filed by the Reporting Person on May 22, 2013

Exhibit 8	Termination of Stock Purchase Agreement among the Reporting Person, Tung Lam and Shanghai RAAS Blood Products, Co., Ltd., dated as of June 7, 2013, incorporated by reference to Exhibit 8 of the Schedule 13D/A filed by the Reporting Person on June 7, 2013

Exhibit 9	Repurchase Agreement among the Reporting Person, Tung Lam and Issuer, dated as of January 27, 2014, incorporated by reference to Exhibit 9 of the Schedule 13D/A filed by the Reporting Person on January 28, 2014

CUSIP No. 16938C106	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

SIU LING CHAN	By:	/s/ Siu Ling Chan
	Name:	Siu Ling Chan

CUSIP No. 16938C106	SCHEDULE 13D	Page 8 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2	Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer’s registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer’s 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008

Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008

Exhibit 5	Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6	Registration Rights Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 7	Stock Purchase Agreement among the Reporting Person, Tung Lam and Shanghai RAAS Blood Products, Co., Ltd., dated as of May 21, 2013, incorporated by reference to Exhibit 7 of the Schedule 13D/A filed by the Reporting Person on May 22, 2013

Exhibit 8	Termination of Stock Purchase Agreement among the Reporting Person, Tung Lam and Shanghai RAAS Blood Products, Co., Ltd., dated as of June 7, 2013, incorporated by reference to Exhibit 8 of the Schedule 13D/A filed by the Reporting Person on June 7, 2013

Exhibit 9	Repurchase Agreement among the Reporting Person, Tung Lam and Issuer, dated as of January 27, 2014, incorporated by reference to Exhibit 9 of the Schedule 13D/A filed by the Reporting Person on January 28, 2014